File No.82-2544

SEMI-ANNUAL REPORT TO SHAREHOLDERS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2007

NINTENDO CO., LTD.

TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.
The following is an outline of Nintendo's financial results from April 1, 2007 through September 30, 2007.

In the video game industry throughout the six months ended September 30, 2007, market expansion which had been led by handheld gaming machines is now expected to be accelerated by the new console gaming hardware.

Under such circumstances, Nintendo has continued to execute its strategy of expanding the gaming audience and therefore, has introduced unique products. "Nintendo DS" has gained wide-spread popularity with its software lineup known as "Touch! Generations" by which Nintendo has expanded the definition of video games. In addition, Nintendo's gaming console, "Wii", has been set in the living room at high percentage, attracting all the members of family and has impacted how families view entertainment in the household.

As a result, consolidated net sales for the half year ended September 30, 2007 resulted in 694.8 billion yen, including overseas sales of 541.0 billion yen, which accounted for 77.9% of total sales. Operating income was 188.7 billion yen. Income before income taxes and extraordinary items was 215.3 billion yen. Net income was 132.4 billion yen.

Interim dividends per share for the current period are 140 yen.

With respect to sales by business category, within the electronic entertainment products division, "Nintendo DS" has continued to enjoy favorable sales worldwide, reaching a total of 13.35 million units in these six months (53.64 million units life to date). As for "Nintendo DS" software, for instance, "Pokémon Diamond and Pearl" was released overseas after a launch in Japan last year and sold a total of 6.95 million units worldwide (12.17 million units life-to-date). In addition, both "Brain Age: Train Your Brain in Minutes a Day!" and the sequel version (which was released overseas during the half year) performed well, reaching a total of 5.19 million units (17.19 million units life-to-date). In addition, a number of long-term selling titles such as "Nintendogs" and "New Super Mario Bros." contributed to handheld software sales growth in the six months ended September 30, 2007.

As for the console business, "Wii" hardware sold a total of 7.33 million units in the first six months of the 2008 fiscal year (13.17 million units life to date). "Wii" software, such as "Mario Party 8", (which consists of more than 70 mini-games that allow the player to operate "Wii Remote" in its unique ways), sold a total of 2.89 million units. "Wii Sports" and "Wii Play", released in the last fiscal year, have continued to enjoy favorable sales as well. As a result, net sales in the electronic entertainment products division were 693.2 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.5 billion yen.

Nintendo established its basic strategy of expanding the gaming audience some years ago after identifying that the market was stagnating due to the "Gamer Drift" phenomenon. Nintendo believed that the road to a bright future in the gaming industry would be achieved through expanding the size of the gaming population. To achieve this, Nintendo is offering brand new entertainment that takes root in our daily lives by expanding the definition of video games for all of our customers, regardless of age, gender or gaming experience.

"Nintendo DS" has been positioned as "a machine that enriches the owner's daily life". Nintendo has positioned "Wii" as "a machine that puts smiles on surrounding people's faces", encouraging communication among family members in the living room, as each of them find something personally relevant and motivated to use "Wii" naturally every day in order to enjoy "the new life with 'Wii'".

Nintendo will offer various entertainment options that take root in our daily lives using the "Wii". Nintendo will aim to integrate health in entertainment with the launch of health-oriented software "Wii Fit" by using the "Balance Wii Board" which will enable you to measure your body balance and assist in your personal fitness while having fun at the same time. Nintendo's goal is to achieve higher internet connection rates and commence "WiiWare" which is to be purchased and downloaded as software for "Wii" exclusive use, offering various games rich in ideas. Moreover, Nintendo expects to satisfy both novice and skilled gamers alike by releasing "Super Mario Galaxy" and other software to be released such as "Super Smash Bros. Brawl".

As for "Nintendo DS", Nintendo will continue to introduce multiple software lineups that will attract wide ranging user demographics.

In the challenging and competitive gaming industry, which consistently requires new and innovative products, it is essential for our human resources to be even more flexible and positive. By capitalizing on being the only hardware platform producer with powerful in-house software development teams, Nintendo will strive to expand its business and increase revenue and profit while adding new ideas to gaming and, as a result, continuing the pursuit of Nintendo's objective of expanding the gaming population.

Your continued support and cooperation is greatly appreciated.

<Consolidated Sales Information>

sales units in ten thousands
number of new titles released

Hardware	Segment		Six months Apr. - Sept. '07	Six months Apr. - Sept. '06	Twelve months Apr. '06 - Mar. '07	Life-to-date Sept. '07
Nintendo DS of which ■・・・Nintendo DS Lite	Japan	Hardware	368	461	912	1,971
			■ (368)	(440)	(890)	(1,316)
		Software	2,001	2,064	4,977	9,513
		New titles	207	100	272	652
	The Americas	Hardware	432	240	663	1,606
			■ (432)	(223)	(641)	(1,073)
		Software	2,440	1,194	3,720	8,242
		New titles	121	52	157	393
	Other	Hardware	535	309	781	1,788
			■ (507)	(186)	(596)	(1,104)
		Software	3,109	1,059	3,658	8,193
		New titles	138	47	162	400
	Hardware total		1,335	1,009	2,356	5,364
	Software total		7,550	4,316	12,355	25,948
Wii	Japan	Hardware	167	-	200	367
		Software	577	-	612	1,190
		New titles	36	-	38	74
	The Americas	Hardware	309	-	237	546
		Software	1,900	-	1,449	3,349
		New titles	67	-	47	114
	Other	Hardware	257	-	147	404
		Software	1,220	-	823	2,043
		New titles	47	-	45	92
	Hardware total		733	-	584	1,317
	Software total		3,697	-	2,884	6,581
Game Boy Advance	Hardware total		102	166	434	8,048
	Software total		638	1,980	3,853	37,263
Nintendo GameCube	Hardware total		8	35	73	2,166
	Software total		185	898	1,680	20,774

Note: New titles-Other consist of new titles released in the European and Australian markets.

<Consolidated Financial Review>

CONSOLIDATED BALANCE SHEETS

Description \ Date	As of Sept. 30, 2007	As of Mar. 31, 2007
	Amount	Amount
(Assets)	million yen	million yen
Current assets	**1,485,069**	**1,394,673**
Cash and deposits	656,954	962,197
Notes and trade accounts receivable	152,494	89,666
Securities	378,158	115,971
Inventories	135,485	88,609
Deferred income taxes	45,520	35,631
Other current assets	119,013	104,483
Allowance for doubtful accounts	-2,557	-1,886
Fixed assets	**174,170**	**180,924**
Property, plant, and equipment	**(57,919)**	**(57,600)**
Buildings and structures	17,749	18,022
Land	31,520	32,595
Other property, plant, and equipment	8,650	6,981
Intangible fixed assets	**(492)**	**(505)**
Investments and other assets	**(115,757)**	**(122,818)**
Investments in securities	93,434	92,412
Deferred income taxes	18,433	14,414
Other investments and other assets	3,900	16,001
Allowance for doubtful accounts	-10	-10
Total assets	**1,659,239**	**1,575,597**

Description \ Date	As of Sept. 30, 2007 Amount	As of Mar. 31, 2007 Amount
(Liabilities)	million yen	million yen
Current liabilities	**501,649**	**468,436**
Notes and trade accounts payable	305,690	301,080
Accrued income taxes	92,255	90,013
Reserve for bonuses	1,651	1,779
Reserve for directors' bonuses	376	-
Other current liabilities	101,676	75,563
Non-current liabilities	**5,338**	**5,142**
Non-current accounts payable	836	698
Reserve for retirement and severance benefits	4,502	4,443
Total liabilities	**506,988**	**473,578**
(Net assets)		
Owners' equity	**1,139,335**	**1,086,549**
Common stock	10,065	10,065
Additional paid-in capital	11,593	11,586
Retained earnings	1,273,414	1,220,293
Treasury stock	-155,738	-155,396
Valuation and translation adjustments	**12,794**	**15,331**
Unrealized gains on other securities	6,822	8,898
Translation adjustments	5,971	6,432
Minority interests	**121**	**138**
Total net assets	**1,152,250**	**1,102,018**
Total liabilities and net assets	**1,659,239**	**1,575,597**

CONSOLIDATED STATEMENTS OF INCOME

Description / Period	Six months ended Sept. 30, 2007	Six months ended Sept. 30, 2006
	Amount	Amount
	million yen	million yen
Net sales	694,803	298,817
Cost of sales	413,048	162,974
Gross margin	**281,754**	**135,842**
Selling, general, and administrative expenses	92,969	68,730
Operating income	**188,784**	**67,111**
Other income	**27,259**	**27,958**
Interest income	20,891	15,443
Foreign exchange gains	2,149	10,057
Other	4,218	2,456
Other expenses	**666**	**393**
Sales discount	510	321
Other	156	72
Income before income taxes and extraordinary items	**215,376**	**94,676**
Extraordinary gains	**3,885**	**253**
Reversal of allowance for doubtful accounts	-	7
Reversal of unrealized losses on investments in securities	-	245
Gains on sales of fixed assets	3,885	-
Extraordinary losses	**1,623**	**1**
Losses on disposal of fixed assets	16	1
Unrealized losses on investments in securities	1,606	-
Income before income taxes and minority interests	**217,639**	**94,929**
Provision for income taxes and enterprise taxes	97,398	42,588
Prior-year income taxes	-	2,661
Income taxes deferred	-12,103	-4,647
Minority interests	-76	-18
Net income	**132,421**	**54,345**

CONSOLIDATED STATEMENTS OF NET ASSETS

Six months ended September 30, 2007 (April 1, 2007 - September 30, 2007)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2007	**10,065**	**11,586**	**1,220,293**	**-155,396**	**1,086,549**
Amount of changes in the interim period					
Dividends from retained earnings	-	-	-79,299	-	-79,299
Net income	-	-	132,421	-	132,421
Purchase of treasury stock	-	-	-	-344	-344
Disposal of treasury stock	-	6	-	2	8
Net amount of changes in the interim period other than owners' equity	-	-	-	-	-
Total amount of changes in the interim period	-	**6**	**53,121**	**-342**	**52,786**
Balance as of September 30, 2007	**10,065**	**11,593**	**1,273,414**	**-155,738**	**1,139,335**

million yen

	Valuation and translation adjustments		Minority interests	Total net assets
	Unrealized gains on other securities	Translation adjustments		
Balance as of March 31, 2007	**8,898**	**6,432**	**138**	**1,102,018**
Amount of changes in the interim period				
Dividends from retained earnings	-	-	-	-79,299
Net income	-	-	-	132,421
Purchase of treasury stock	-	-	-	-344
Disposal of treasury stock	-	-	-	8
Net amount of changes in the interim period other than owners' equity	-2,075	-461	-17	-2,554
Total amount of changes in the interim period	**-2,075**	**-461**	**-17**	**50,231**
Balance as of September 30, 2007	**6,822**	**5,971**	**121**	**1,152,250**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description / Period	Six months ended September 30, 2007 Amount	Six months ended September 30, 2006 Amount
	million yen	million yen
Cash flows from operating activities	25,848	19,993
Cash flows from investing activities	106,995	-25,485
Cash flows from financing activities	-79,533	-40,994
Effect of exchange rate changes on cash and cash equivalents	4,509	10,182
Cash and cash equivalents - Beginning	688,737	617,139
Cash and cash equivalents - Ending	746,557	580,835

<Non-Consolidated Financial Review>

NON-CONSOLIDATED BALANCE SHEETS

Description / Date	As of Sept. 30, 2007 Amount	As of Mar. 31, 2007 Amount
(Assets)	million yen	million yen
Current assets	**1,223,916**	**1,180,869**
Cash and deposits	508,344	796,140
Notes receivable	362	1,517
Trade accounts receivable	288,138	192,654
Securities	267,314	55,990
Inventories	34,839	20,234
Deferred income taxes	24,265	22,002
Other current assets	100,654	92,331
Allowance for doubtful accounts	-3	-2
Fixed assets	**176,351**	**185,398**
Property, plant, and equipment	41,414	41,341
Intangible fixed assets	308	337
Investments and other assets	134,628	143,719
Total assets	**1,400,267**	**1,366,267**

Description / Date	As of Sept. 30, 2007 Amount	As of Mar. 31, 2007 Amount
(Liabilities)	million yen	million yen
Current liabilities	**424,288**	**418,510**
Non-current liabilities	**676**	**680**
Total liabilities	**424,965**	**419,191**
(Net assets)		
Owners' equity	**968,480**	**938,181**
Common stock	10,065	10,065
Additional paid-in capital	11,593	11,586
Retained earnings	1,102,560	1,071,925
Treasury stock	-155,738	-155,396
Valuation and translation adjustments	**6,821**	**8,895**
Unrealized gains on other securities	6,821	8,895
Total net assets	**975,302**	**947,076**
Total liabilities and net assets	**1,400,267**	**1,366,267**

NON-CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Six months ended Sept. 30, 2007 Amount	Six months ended Sept. 30, 2006 Amount
	million yen	million yen
Net sales	634,996	286,393
Cost of sales	428,697	177,659
Gross margin	**206,299**	**108,734**
Selling, general, and administrative expenses	39,312	39,006
Operating income	**166,987**	**69,727**
Other income	19,895	23,632
Other expenses	625	436
Income before income taxes and extraordinary items	**186,257**	**92,923**
Extraordinary gains	-	801
Extraordinary losses	1,660	1,553
Income before income taxes	**184,596**	**92,171**
Provision for income taxes and enterprise taxes	79,140	38,765
Prior-year income taxes	-	17,798
Income taxes deferred	-4,478	-2,290
Net income	**109,935**	**37,897**

NON-CONSOLIDATED STATEMENTS OF NET ASSETS

Six months ended September 30, 2007 (April 1, 2007 - September 30, 2007)

million yen

	Owners' equity					Valuation and translation adjustments	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity	Unrealized gains on other securities	
Balance as of March 31, 2007	**10,065**	**11,586**	**1,071,925**	**-155,396**	**938,181**	**8,895**	**947,076**
Amount of changes in the interim period							
Dividends from retained earnings	-	-	-79,299	-	-79,299	-	-79,299
Net income	-	-	109,935	-	109,935	-	109,935
Purchase of treasury stock	-	-	-	-344	-344	-	-344
Disposal of treasury stock	-	6	-	2	8	-	8
Net amount of changes in the interim period other than owners' equity	-	-	-	-	-	-2,073	-2,073
Total amount of changes in the interim period	**-**	**6**	**30,635**	**-342**	**30,299**	**-2,073**	**28,225**
Balance as of September 30, 2007	**10,065**	**11,593**	**1,102,560**	**-155,738**	**968,480**	**6,821**	**975,302**

<**Stock Status**> (as of September 30, 2007)

1	Number of shares authorized	400,000,000
2	Number of shares outstanding	141,669,000
3	Number of shareholders	30,138

4 Major shareholders

Shareholders' name	Share ownership	Ratio of shareholding
	hundred shares	%
Hiroshi Yamauchi	141,650	10.00
The Bank of Kyoto, Ltd.	63,873	4.51
Mellon Bank Treaty Clients Omnibus	60,247	4.25
The Master Trust Bank of Japan, Ltd. (Trust Account)	52,536	3.71
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ,Ltd. Pension and Severance Payments Trust Account)	47,647	3.36
Japan Trustee Services Bank, Ltd. (Trust Account)	44,243	3.12
The State Street Bank and Trust Company	37,740	2.66
Japan Trustee Services Bank, Ltd. (Re-trust of Resona Trust and Banking, Co., Ltd./ Resona Bank, Ltd. Pension and Severance Payments Trust Account)	35,000	2.47
Morgan Stanley & Company Inc.	32,982	2.33
The Chase Manhattan Bank 385036	24,355	1.72

Note: The Company holds 137,732 hundred treasury stocks (excluded from the major shareholders' list above).

5 Ownership of shares (by type of owner)

Classification	Number of shareholders	Number of shares owned	Ratio (%)
Individuals etc.	28,389	21,051,028	14.86
Financial institutions	160	36,603,486	25.84
Other domestic corporations	608	3,204,607	2.26
Foreigners	910	65,530,669	46.26
Securities corporations	70	1,505,995	1.06
Treasury stocks	1	13,773,215	9.72

<Directors and Auditors> (as of September 30, 2007)

Position	Name	Major responsibility
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis & Development Division
	Nobuo Nagai	General Manager of Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division General Manager of Finance Department
	Eiichi Suzuki	General Manager of International Division Head of Business Development Department
Director	Kazuo Kawahara	General Manager of Tokyo Branch Office General Manager of Administration Department of Tokyo Branch Office
	Tatsumi Kimishima	Chairman(CEO) of Nintendo of America Inc.
	Takao Ohta	General Manager of Manufacturing Division
	Kaoru Takemura	General Manager of Personnel Division General Manager of Personnel Department
	Koji Yoshida	General Manager of General Affairs Division General Manager of General Affairs Department
Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
	Yoshiro Kitano ※	Certified Public Accountant
	Katsuo Yamada ※	Certified Tax Accountant
	Naoki Mizutani ※	Lawyer & Patent Attorney

Note: ※ outside corporate auditors

<Guide to Stock-related Procedures>

(Stock Digitization)
The digitization of stocks of all listed companies is planned for January 2009. Thereafter shareholder rights will be managed electronically through your accounts in financial institutions, including securities firms. If you are in possession of any stock certificates, please undertake necessary procedures related to the stock digitization.

(Shares Constituting Less than One Unit of Stock)
If you hold shares constituting less than one unit of stock (100 shares), you have the right to purchase from our company additional shares that will constitute one unit of stock, or sell the shares held by you to our company.

(Contact Information)
For any stock-related procedures, please contact the following transfer agent:
The Chuo Mitsui Trust and Banking Company, Limited
Toll Free: 0120-78-2031 (Business Days 9am - 5pm)

COMPANY PROFILE AND INFORMATION TO SHAREHOLDERS

Name of the Company	Nintendo Co., Ltd.
Date of company founding	September 23, 1889
Date of establishment	November 20, 1947
Common stock	10,065,400,000 yen
Number of employees	3,586 (consolidated basis)
Head office	11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Tel: 075-662-9600
Domestic office locations	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal subsidiaries	Nintendo of America Inc. (United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia) Nintendo of Korea Co., Ltd. (South Korea)
General meeting of shareholders	Annual general meeting: To be held every year in June Extraordinary general meeting: To be held in case of necessity
Public notices	Electronic public notices (http://www.nintendo.co.jp/ir/index.html) Provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in Nihon Keizai Shimbun.
Stock trading unit	100 shares
Record date/ Year-end dividends	March 31
Record date/ Interim dividends	September 30
Administrator of shareholder list	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Administrative office	The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 A toll-free number: 0120-78-2031
Contact offices	All the domestic head office and branch offices of The Chuo Mitsui Trust and Banking Company, Limited All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.

(Information)

- In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts are needed, such requests are accepted on the homepage of the "Administrator of shareholder list"(http://www.chuomitsui.co.jp/person/p_06.html)or at a toll-free number for the request to forms only(0120-87-2031) 24 hours a day.

END